UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Rover Group, Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

77936F103

(CUSIP Number)

Jason M. Lynch

General Counsel

Foundry Group

645 Walnut Street

Boulder, CO 80302

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 29, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 77936F103
1.	Names of Reporting Persons Foundry Venture Capital 2013, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,529,955 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,529,955 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,529,955 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.9% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by Foundry Venture Capital 2013, L.P. (“2013 LP”), Foundry Venture 2013, LLC (“2013 LLC”), Foundry Group Next, L.P. (“Next LP”), FG Next GP, LLC (“Next LLC”), Brad Feld (“Feld”), Seth Levine (“Levine”) and Ryan McIntyre (“McIntyre” and with Feld and Levine, the “Managing Members”) (collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of 10,529,955 shares of the Issuer’s Common Stock held by 2013 LP. 2013 LLC is the general partner of 2013 LP and the Managing Members are the managing members of 2013 LLC. 2013 LP, 2013 LLC and the Managing Members share power to direct the voting and disposition of the shares. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13D is provided as of December 11, 2023.

(3)	This percentage is calculated based upon 179,432,117 shares of Common Stock outstanding as of November 3, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 8, 2023.

CUSIP No. 77936F103
1.	Names of Reporting Persons Foundry Venture 2013, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,529,955 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,529,955 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,529,955 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.9% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of 10,529,955 shares of the Issuer’s Common Stock held by 2013 LP. 2013 LLC is the general partner of 2013 LP and the Managing Members are the managing members of 2013 LLC. 2013 LP, 2013 LLC and the Managing Members share power to direct the voting and disposition of the shares. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13D is provided as of December 11, 2023.

(3)	This percentage is calculated based upon 179,432,117 shares of Common Stock outstanding as of November 3, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 8, 2023.

CUSIP No. 77936F103
1.	Names of Reporting Persons Foundry Group Next, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,038,732 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,038,732 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,038,732 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.9% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by Foundry Venture Capital 2013, L.P. (“2013 LP”), Foundry Venture 2013, LLC (“2013 LLC”), Foundry Group Next, L.P. (“Next LP”), FG Next GP, LLC (“Next LLC”), Brad Feld (“Feld”), Seth Levine (“Levine”) and Ryan McIntyre (“McIntyre” and with Feld and Levine, the “Managing Members”) (collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of 7,038,732 shares of the Issuer’s Common Stock held by Next LP. Next LLC is the general partner of Next LP and the Managing Members are managing members of Next LLC. Next LP, Next LLC and the Managing Members share power to direct the voting and disposition of the shares. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13D is provided as of December 11, 2023.

(3)	This percentage is calculated based upon 179,432,117 shares of Common Stock outstanding as of November 3, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 8, 2023.

CUSIP No. 77936F103
1.	Names of Reporting Persons FG Next GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,038,732 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,038,732 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,038,732 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.9% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of 7,038,732 shares of the Issuer’s Common Stock held by Next LP. Next LLC is the general partner of Next LP and the Managing Members are managing members of Next LLC. Next LP, Next LLC and the Managing Members share power to direct the voting and disposition of the shares. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13D is provided as of December 11, 2023.

(3)	This percentage is calculated based upon 179,432,117 shares of Common Stock outstanding as of November 3, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 8, 2023.

CUSIP No. 77936F103
1.	Names of Reporting Persons Bradley A. Feld
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,878 shares
	8.	Shared Voting Power 17,568,687 shares (2)
	9.	Sole Dispositive Power 14,878 shares
	10.	Shared Dispositive Power 17,568,687 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,583,565 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.8% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of 10,529,955 shares held of the Issuer’s Common Stock held by 2013 LP and 7,038,732 shares held of the Issuer’s Common Stock held by Next LP. 2013 LLC is the general partner of 2013 LP and Next LLC is the general partner of Next LP. The Managing Members are managing managers of each of 2013 LLC and Next LLC. 2013 LP, 2013 LLC and the Managing Members share power to direct the voting and disposition of the shares held by 2013 LP and Next LP, Next LLC and the Managing Members share power to direct the voting and disposition of the shares held by Next LP. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13D is provided as of December 11, 2023.

(3)	This percentage is calculated based upon 179,432,117 shares of Common Stock outstanding as of November 3, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 8, 2023.

CUSIP No. 77936F103
1.	Names of Reporting Persons Seth Levine
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,878 shares
	8.	Shared Voting Power 17,568,687 shares (2)
	9.	Sole Dispositive Power 14,878 shares
	10.	Shared Dispositive Power 17,568,687 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,583,565 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.8% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of 10,529,955 shares held of the Issuer’s Common Stock held by 2013 LP and 7,038,732 shares held of the Issuer’s Common Stock held by Next LP. 2013 LLC is the general partner of 2013 LP and Next LLC is the general partner of Next LP. The Managing Members are managing managers of each of 2013 LLC and Next LLC. 2013 LP, 2013 LLC and the Managing Members share power to direct the voting and disposition of the shares held by 2013 LP and Next LP, Next LLC and the Managing Members share power to direct the voting and disposition of the shares held by Next LP. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13D is provided as of December 11, 2023.

(3)	This percentage is calculated based upon 179,432,117 shares of Common Stock outstanding as of November 3, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 8, 2023.

CUSIP No. 77936F103
1.	Names of Reporting Persons Ryan A. McIntyre
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,878 shares
	8.	Shared Voting Power 17,568,687 shares (2)
	9.	Sole Dispositive Power 14,878 shares
	10.	Shared Dispositive Power 17,568,687 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,568,687 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.8% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of 10,529,955 shares held of the Issuer’s Common Stock held by 2013 LP and 7,038,732 shares held of the Issuer’s Common Stock held by Next LP. 2013 LLC is the general partner of 2013 LP and Next LLC is the general partner of Next LP. The Managing Members are managing managers of each of 2013 LLC and Next LLC. 2013 LP, 2013 LLC and the Managing Members share power to direct the voting and disposition of the shares held by 2013 LP and Next LP, Next LLC and the Managing Members share power to direct the voting and disposition of the shares held by Next LP. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13D is provided as of December 11, 2023.

(3)	This percentage is calculated based upon 179,432,117 shares of Common Stock outstanding as of November 3, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 8, 2023.

Item 1.	Security and Issuer

The class of equity security to which this statement on Schedule 13D relates is the Class A common stock, par value $0.0001 per share (“Common Stock”) of Rover Group, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2101 Fourth Avenue, 4th Floor, Seattle, Washington 98121. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a)	This Schedule 13D is filed by Foundry Venture Capital 2013, L.P. (“2013 LP”), Foundry Venture 2013, LLC (“2013 LLC”), Foundry Group Next, L.P. (“Next LP”), FG Next GP, LLC (“Next LLC”), Brad Feld (“Feld”), Seth Levine (“Levine”) and Ryan McIntyre (“McIntyre” and with Feld and Levine, the “Managing Members”) (collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(b)	The principal business office of the Reporting Persons is 645 Walnut Street, Boulder, CO 80302.

(c)	The principal business of the Reporting Persons is venture capital investments.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial of administrative body of competent jurisdiction or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the entities was organized in Delaware. Each of the individuals is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

The shares of Common Stock reported herein as being beneficially owned by the Reporting Persons were issued to 2013 LP and Next LP in connection with the completion of the business combination (the “Business Combination”) on July 30, 2021 (the “Closing Date”) as contemplated by that certain Business Combination Agreement dated February 10, 2021 (the “Business Combination Agreement”), by and among Nebula Caravel Acquisition Corp. (“Caravel”), Fetch Merger Sub Inc., a Delaware corporation (“2021 Merger Sub”), and A Place for Rover, Inc. (d/b/a Rover), a Delaware Corporation (“Legacy Rover”). Pursuant to the terms of the Business Combination Agreement, a business combination between Caravel and Legacy Rover was effected through the merger of 2021 Merger Sub with and into Legacy Rover, with Legacy Rover surviving as the surviving company and as a wholly-owned subsidiary of Caravel (together with the other transactions described in the Business Combination Agreement, the “2021 Merger”). On the Closing Date, the Issuer changed its name from Nebula Caravel Acquisition Corp. to Rover Group, Inc.

At the effective time of the 2021 Merger (the “2021 Effective Time”), and subject to the terms and conditions of the Business Combination Agreement, each share of Legacy Rover preferred stock, par value $0.00001 per share, that was convertible into a share of Legacy Rover common stock was canceled and converted into the right to receive a number of shares of the Issuer’s Common Stock equal to 1.0379 (the “Exchange Ratio”), such that each converted share of Legacy Rover preferred stock was no longer outstanding and ceased to exist, and each holder of Legacy Rover preferred stock thereafter ceased to have any rights with respect to such shares.

Upon completion of the 2021 Merger, and in accordance with the terms of the Business Combination Agreement, the shares of Legacy Rover stock held by 2013 LP and Next LP were cancelled and converted into 11,595,833 and 6,169,330 shares of Common Stock, along with the right to receive a pro rata portion of up to 22,500,000 shares of Common Stock in the aggregate were potentially issuable in the future should the Common Stock achieve certain tiered trading price thresholds during the seven year period immediately following the Closing Date (the “Earnout Shares”). In September 2021, a portion of the Earnout Shares vested and 2013 LP and Next LP received 1,634,122 and 869,402 Earnout Shares, respectively.

The aggregate purchase price of the securities of Legacy Rover acquired by 2013 LP and Next LP was $36.3 million. The funds used by 2013 LP and Next LP to acquire the securities of Legacy Rover were obtained from capital contributions by their respective partners.

Item 4.	Purpose of Transaction

The Reporting Persons acquired beneficial ownership of the Common Stock reported herein for investment purposes and such acquisitions were made in the Reporting Persons’ ordinary course of business and did not acquire the securities with any purpose, or with the effect, of changing or influencing the control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect. The Reporting Persons filed an initial Schedule 13G on August 9, 2021, which was amended on February 14, 2022 (together, the “Schedule 13G”). The Reporting Persons are filing this Schedule 13D to supersede the Schedule 13G as a result of the Voting Agreement (as defined and described below).

On November 29, 2023, the Issuer entered into an Agreement and Plan of Merger (the “2023 Merger Agreement”) with Biscuit Parent, LLC, a Delaware limited liability company (“Parent”), and Biscuit Merger Sub, LLC, a Delaware limited liability company (“2023 Merger Sub”). The Merger Agreement provides that, subject to the terms and conditions set forth in the 2023 Merger Agreement, 2023 Merger Sub will merge with and into the Issuer (collectively with the other transactions contemplated by the 2023 Merger Agreement, the “2023 Merger”), with the Issuer continuing as the surviving corporation of the 2023 Merger and a wholly-owned subsidiary of Parent. Parent and 2023 Merger Sub are affiliates of investment funds managed by Blackstone Inc.

Pursuant to the 2023 Merger Agreement, at the effective time of the 2023 Merger (the “2023 Effective Time”), each issued and outstanding share of the Common Stock (other than certain exceptions, including shares of Common Stock owned by the Issuer, Parent or 2023 Merger Sub or by stockholders of the Issuer who have neither voted in favor of the 2023 Merger nor consented to the 2023 Merger in writing and who have properly and validly exercised their statutory rights of appraisal in respect of such shares of Common Stock in accordance with Section 262 of the General Corporation Law of the State of Delaware) will be cancelled and extinguished and automatically converted into the right to receive cash in an amount equal to $11.00, without interest (the “Per Share Price”), and subject to applicable tax withholdings.

Concurrently with the execution of the 2023 Merger Agreement, 2013 LP and Next LP have entered into a voting and support agreement (the “Voting Agreement”) with Parent and 2023 Merger Sub. Under the Voting Agreement, each of 2013 LP and Next LP have committed to vote its shares of Common Stock in favor of the adoption of the 2023 Merger Agreement and against any competing transaction. Each of 2013 LP and Next LP has agreed not to transfer or pledge any shares of Common Stock prior to the approval of the 2023 Merger by the stockholders of the Issuer, subject to certain limited exceptions. The Voting Agreement terminates in certain circumstances, including in connection with the Issuer’s termination of the 2023 Merger Agreement in order to accept a Superior Proposal (as defined in the 2023 Merger Agreement).

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, the form of which is filed as Exhibit B hereto and is incorporated by reference herein.

Except as set forth in this Item 4, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Act. The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them (or any shares of Common Stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Item 5.	Interest in Securities of the Issuer

The information contained in Item 3 of this Schedule 13D is incorporated by reference herein.

(a), (b)	The responses of the Reporting Persons with respect to Rows 7 through 13 of their respective cover pages to this Schedule 13D are incorporated herein by reference.

The Reporting Persons beneficially own, in the aggregate, 17,613,321 shares of Common Stock, representing approximately 9.8% of the outstanding shares of Common Stock, based upon 179,432,117 shares of Common Stock outstanding as of November 3, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 8, 2023.

Each of the Reporting Persons expressly disclaims beneficial ownership of all of the shares of Common Stock included in this Schedule 13D, other than the shares of Common Stock held of record by such Reporting Person, and expressly disclaim status as a “group” for purposes of this Schedule 13D. The filing of this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of sections 13(d) or 13(g) of the Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Schedule 13D.

(c)	Except as set forth on Annex I to this Schedule 13D, none of the Reporting Persons has engaged in any transaction with respect to the Common Stock during the sixty days prior to the date of filing of this Schedule 13D.

(d)	To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported herein as beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated in Item 4 is hereby incorporated by reference in its entirety into this Item 6.

Item 7.	Material to be Filed as Exhibits

A.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

B.	Form of Voting and Support Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed on November 29, 2023)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 11, 2023

Foundry Venture Capital 2013, L.P.			Foundry Group Next, L.P.

By:	Foundry Venture 2013, LLC		By:	FG Next GP, LLC
its	General Partner		its	General Partner

By:	/s/ Bradley A. Feld		By:	/s/ Bradley A. Feld
	Name:	Bradley A. Feld		Name:	Bradley A. Feld
	Title:	Managing Member		Title:	Managing Member

Foundry Venture 2013, LLC			FG Next GP, LLC

By:	/s/ Bradley A. Feld		By:	/s/ Bradley A. Feld
	Name:	Bradley A. Feld		Name:	Bradley A. Feld
	Title:	Managing Member		Title:	Managing Member

/s/ Bradley A. Feld
Bradley A. Feld

/s/ Seth Levine
Seth Levine

/s/ Ryan A. McIntyre
Ryan A. McIntyre

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

ANNEX I

TRANSACTIONS IN THE SHARES OF THE ISSUER DURING THE PAST SIXTY DAYS

Nature of Transaction	Seller	Transaction Date	Number of Shares	Weighted Average Price Per Share	Price Per Share Range
Sale of Common Stock on Open Market	2013 LP	10/31/2023	92,544	$6.46	$6.44-6.49
Sale of Common Stock on Open Market	2013 LP	11/01/2023	187,101	$6.31	$6.21-6.46
Sale of Common Stock on Open Market	2013 LP	11/02/2023	170,135	$6.45	$6.40-6.50
Sale of Common Stock on Open Market	2013 LP	11/03/2023	200,220	$6.52	$6.46-6.66

On November 13, 2023, 2013 LP made a pro rata in-kind distribution for no additional consideration of an aggregate of 2,050,000 shares of Common Stock to its general partner and limited partners. Of the shares distributed by 2013 LP, 2013 LLC received 61,500 shares.

On November 13, 2023, 2013 LLC made a pro rata in-kind distribution for no additional consideration of an aggregate of 61,500 shares of Common Stock to its members. Of the shares distributed by 2013 LLC, each of Feld, Levine, and McIntyre received 14,878 shares.

Exhibit(s):

A	Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Rover Group, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Dated: December 11, 2023

Foundry Venture Capital 2013, L.P.			Foundry Group Next, L.P.

By:	Foundry Venture 2013, LLC		By:	FG Next GP, LLC
its	General Partner		its	General Partner

By:	/s/ Bradley A. Feld		By:	/s/ Bradley A. Feld
	Name:	Bradley A. Feld		Name:	Bradley A. Feld
	Title:	Managing Member		Title:	Managing Member

Foundry Venture 2013, LLC			FG Next GP, LLC

By:	/s/ Bradley A. Feld		By:	/s/ Bradley A. Feld
	Name:	Bradley A. Feld		Name:	Bradley A. Feld
	Title:	Managing Member		Title:	Managing Member

/s/ Bradley A. Feld
Bradley A. Feld

/s/ Seth Levine
Seth Levine

/s/ Ryan A. McIntyre
Ryan A. McIntyre